                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2001

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
                (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F ___X___     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes _______     No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On June 27, 2001, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended May 31, 2001. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the third fiscal quarter.

EXFO

------------------------------------------------------------------------------
                        Fiber-optic test, measurement and monitoring equipment

      1 800 683-3936   info@exfo.com - www.exfo.com
Tel.: (418) 683-0211
Fax:  (418) 683-2170

PRESS RELEASE

EXFO REPORTS STRONG FINANCIAL RESULTS FOR THIRD QUARTER

     o  POSTS RECORD SALES OF US$45.8 MILLION, EPS* OF $0.11

     o  ALIGNS COST STRUCTURE TO CURRENT MARKET CONDITIONS

     o MAINTAINS GUIDANCE FOR FISCAL 2001 AT LOWER END OF SALES RANGE AND AT MIDDLE OF EARNINGS RANGE

QUEBEC CITY, CANADA, June 27, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today record sales for the third quarter ended May 31, 2001.

Sales increased 136% to US$45.8 million in the third quarter of fiscal 2001 from US$19.4 million for the same period in fiscal 2000, and 26% from US$36.3 million in the second quarter of 2001.

Net earnings* increased 115% to US$6.2 million, or $0.11 per share, for the third quarter from US$2.9 million, or $0.07 per share, for the same period in fiscal 2000. Compared to the second quarter of fiscal 2001, net earnings* in the third quarter dropped 17% from US$7.5 million, or $0.14 per share.

It should be noted that net earnings per share* decreased by $0.01 sequentially if after-tax interest income and foreign exchange losses are removed. Net earnings* in the second quarter included an after-tax foreign exchange gain of $0.01 per share and after-tax interest income of $0.02 per share, resulting in earnings of $0.11 per share. In the third quarter, net earnings* included after-tax interest income of $0.01 per share, resulting in earnings of $0.10 per share.

Including amortization of intangible assets and goodwill, EXFO's net loss in the third quarter is at US$8.6 million, or $0.15 per share, compared to net earnings of US$2.7 million, or $0.07 per share, for the same period in fiscal 2000 and net earnings of US$24,000, or $0.00 per share, in the second quarter of 2001. The non-cash charges related to acquisitions include US$4.2 million in amortization of intangible assets and US$12.0 million in amortization of goodwill in the third quarter of 2001.

EXFO

------------------------------------------------------------------------------
                        Fiber-optic test, measurement and monitoring equipment

      1 800 683-3936   info@exfo.com - www.exfo.com
Tel.: (418) 683-0211
Fax:  (418) 683-2170

PRESS RELEASE

The financial results of EFOS, a leader in precision light-based adhesive, spot-curing, are reflected in EXFO's financial statements during this quarter since the acquisition closed on March 15, 2001.

"Despite the challenging macro-economic environment, we have posted strong sales growth and healthy profitability," said Germain Lamonde, Chairman, President and CEO of EXFO. "We have accomplished this feat due to our successful focus on innovation, our global and diversified customer base, and the depth and breadth of our product portfolio.

"We have also adopted a series of proactive measures to align our cost structure to current market conditions in order to mitigate the impact of the telecom slowdown on our long-term profitability."

EXFO has implemented a structured plan to reduce costs and increase efficiencies in order to be better prepared when market conditions improve. The company will reduce non-customer-related expenses; it will postpone plans to build a new facility in the Quebec Metro High-Tech Park; it will terminate non-core operations at Nortech Fibronic Inc., a subsidiary that specialized in manufacturing fiber-optic temperature sensors; and it will reduce its workforce by 15%, but continue to recruit specific talent for strategic initiatives.

These measures are expected to trim approximately US$6.0 million in annual operating expenses and incur one-time charges of about US$2.0 million that will be accounted for in the fourth quarter.

BUSINESS HIGHLIGHTS

EXFO introduced more than 10 new products at OFC 2001 in March and, more recently, it launched the FTB-400 Universal Test System (UTS), a next-generation field-testing platform.

The FTB-400 UTS, which can hold as many as seven test modules, represents the industry's first modular platform that can perform the essential physical layer tests for DWDM long-haul, metro and access networks. In addition, it enhances user productivity by allowing simultaneous acquisitions in the field.

"Market reaction to this second-generation platform has been very positive," Mr. Lamonde added. "We have already begun shipping units in the fourth quarter."

EXFO

------------------------------------------------------------------------------
                        Fiber-optic test, measurement and monitoring equipment

      1 800 683-3936   info@exfo.com - www.exfo.com
Tel.: (418) 683-0211
Fax:  (418) 683-2170

PRESS RELEASE

BUSINESS OUTLOOK

Mr. Lamonde maintained his outlook for fiscal 2001. Sales are still expected to fall between US$150 and US$165 million and EPS* between $0.40 and $0.50.

"We believe that we will achieve the lower end of the sales range and middle of the earnings range, provided that economic conditions do not change materially," Mr. Lamonde said.

BUSINESS EXPENSES

Selling and administrative expenses amounted to US$14.3 million, or 31.3% of sales, for the third quarter compared to US$6.5 million, or 33.7% of sales, for the same period in fiscal 2000 and US$10.9 million, or 30.1% of sales, for the second quarter of fiscal 2001.

Gross research and development expenses were US$5.8 million, or 12.6% of sales, in the third quarter compared to US$2.2 million, or 11.6% of sales, for the same period in fiscal 2000 and US$4.5 million, or 12.4% of sales, for the second quarter of 2001.

CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (Eastern time) to review its third-quarter results. To listen to the conference call and participate in the question period via telephone, dial 1 (416) 641-6440 or 1 (888) 209-3765.

Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, Vice-President of Finance and Chief Financial Officer, will participate in the call. A replay of the conference call can be accessed after 7 p.m. (Eastern time) today until midnight (Eastern time) on July 4, 2001. The replay number is 1 (416) 626-4100 and the password is 18998674. A Webcast of the conference call will also be available on EXFO's Web site at WWW.EXFO.COM, under the Investors section.

*EXCLUDING AMORTIZATION OF INTANGIBLE ASSETS, GOODWILL RELATED TO
ACQUISITIONS AND ONE-TIME RESTRUCTURING CHARGES

EXFO

------------------------------------------------------------------------------
                        Fiber-optic test, measurement and monitoring equipment

      1 800 683-3936   info@exfo.com - www.exfo.com
Tel.: (418) 683-0211
Fax:  (418) 683-2170

PRESS RELEASE

ABOUT EXFO

EXFO, which derives its name from EXPERTISE IN FIBER OPTICS, is a leading designer and manufacturer of fiber-optic test, measurement and automation solutions for the telecommunications industry. EXFO markets its products to more than 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products mainly for two markets. The Portable and Monitoring Division provides handheld and modular instruments primarily to telecommunications carriers. The Industrial and Scientific Division, Burleigh Instruments and EFOS design an extensive line of high-performance instruments and automated manufacturing equipment for optical component and system vendors as well as for research and development labs.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

EXFO

------------------------------------------------------------------------------
                        Fiber-optic test, measurement and monitoring equipment

      1 800 683-3936   info@exfo.com - www.exfo.com
Tel.: (418) 683-0211
Fax:  (418) 683-2170

PRESS RELEASE

FOR MORE INFORMATION:

Mike Lamanna                                        Maryse Imbeault
Manager, Investor Relations                         Director, Communications
(418) 683-0211                                      (418) 683-0211
MICHAEL.LAMANNA@EXFO.COM                            MARYSE.IMBEAULT@EXFO.COM

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      INTERIM CONSOLIDATED BALANCE SHEETS

                         (in thousands of US dollars)

                                                                                             AS AT                AS AT
                                                                                           AUGUST 31,             MAY 31,
                                                                                              2000                 2001
                                                                                      -------------------   ------------------
                                                                                                                (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash                                                                                  $            729      $          4,355
Short-term investments                                                                         162,659                71,267
Accounts receivable
      Trade                                                                                     18,272                29,526
      Other                                                                                      2,790                 4,385
Income taxes receivable                                                                            284                     -
Inventories                                                                                     18,868                47,499
Prepaid expenses                                                                                 1,023                 1,522
Future income taxes                                                                                995                   721
                                                                                      -------------------   -------------------
                                                                                               205,620               159,275

CAPITAL ASSETS                                                                                   8,694                24,319

INTANGIBLE ASSETS                                                                                   68                49,100

FUTURE INCOME TAXES                                                                              3,089                 1,889

GOODWILL                                                                                         2,252               232,637
                                                                                      -------------------   -------------------
                                                                                      $        219,723      $        467,220
                                                                                      -------------------   -------------------
                                                                                      -------------------   -------------------
LIABILITIES

CURRENT LIABILITIES
Bank advances                                                                         $             10      $          4,220
Accounts payable and accrued liabilities                                                        10,353                19,514
Income taxes payable                                                                                 -                 2,887
Mandatorily redeemable preferred shares                                                            543                     -
Deferred revenue                                                                                   395                   623
Current portion of long-term debt                                                                  152                    67
                                                                                      -------------------   -------------------
                                                                                                11,453                27,311

DEFERRED REVENUE                                                                                   151                     8

DEFERRED GRANTS                                                                                  1,109                 1,228

LONG-TERM DEBT                                                                                      16                   739

FUTURE INCOME TAXES                                                                                  -                 8,416
                                                                                      -------------------   -------------------
                                                                                                12,729                37,702
                                                                                      -------------------   -------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                                                  198,459               430,179

CONTRIBUTED SURPLUS                                                                                  -                 1,457

CUMULATIVE TRANSLATION ADJUSTMENT                                                                1,555                (7,997)

RETAINED EARNINGS                                                                                6,980                 5,879
                                                                                      -------------------   -------------------
                                                                                               206,994               429,518
                                                                                      -------------------   -------------------
                                                                                      $        219,723      $        467,220
                                                                                      -------------------   -------------------
                                                                                      -------------------   -------------------

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                             THREE MONTHS ENDED    NINE MONTHS ENDED   THREE MONTHS ENDED    NINE MONTHS ENDED
                                                   MAY 31,              MAY 31,              MAY 31,              MAY 31,
                                                    2000                 2000                 2001                 2001
                                             -------------------  -------------------  -------------------  -------------------
                                                 (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
SALES                                        $         19,411     $         48,522     $         45,781     $        110,593

COST OF SALES                                           7,347               16,956               17,418               40,513
                                             -------------------  -------------------  -------------------  -------------------
GROSS MARGIN                                           12,064               31,566               28,363               70,080
                                             -------------------  -------------------  -------------------  -------------------
OPERATING EXPENSES
Selling and administrative                              6,549               16,487               14,324               34,159
Net research and development                            1,265                4,486                4,460                9,747
Amortization of capital assets                            391                  981                1,033                2,263
Amortization of intangible assets                          12                   33                4,211                5,873
                                             -------------------  -------------------  -------------------  -------------------
TOTAL OPERATING EXPENSES                                8,217               21,987               24,028               52,042
                                             -------------------  -------------------  -------------------  -------------------
EARNINGS FROM OPERATIONS                                3,847                9,579                4,335               18,038
Interest expense (income), net                            170                  145                 (963)              (5,371)
Foreign exchange loss (gain)                             (505)                (389)                 152               (3,018)
                                             -------------------  -------------------  -------------------  -------------------
EARNINGS BEFORE INCOME TAXES AND
      AMORTIZATION OF GOODWILL                          4,182                9,823                5,146               26,427
                                             -------------------  -------------------  -------------------  -------------------
INCOME TAXES
Current                                                 1,222                3,085                3,252               10,842
Future                                                     83                  107               (1,531)              (1,870)
                                             -------------------  -------------------  -------------------  -------------------
                                                        1,305                3,192                1,721                8,972
                                             -------------------  -------------------  -------------------  -------------------
EARNINGS BEFORE AMORTIZATION OF GOODWILL                2,877                6,631                3,425               17,455
AMORTIZATION OF GOODWILL                                  129                  171               12,055               18,556
                                             -------------------  -------------------  -------------------  -------------------
NET EARNINGS (LOSS) FOR THE PERIOD           $          2,748     $          6,460     $         (8,630)    $         (1,101)
                                             -------------------  -------------------  -------------------  -------------------
                                             -------------------  -------------------  -------------------  -------------------
BASIC AND DILUTED EARNINGS (LOSS)
      PER SHARE
      Earnings before amortization of
           goodwill                          $           0.07     $           0.17     $           0.06     $           0.34
      Net earnings (loss)                    $           0.07     $           0.17     $          (0.15)    $          (0.02)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                              38,707               38,514               56,383               51,689
      Conversion of preferred shares
           Series I                                        45                    4                    -                    -
      Exercise of stock options and stock
           awards                                           -                    -                  477                  334
                                             -------------------  -------------------  -------------------  -------------------
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                              38,752               38,518               56,860               52,023
                                             -------------------  -------------------  -------------------  -------------------

The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
 INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)

RETAINED EARNINGS

                                                                                       NINE MONTHS ENDED     NINE MONTHS ENDED
                                                                                             MAY 31,              MAY 31,
                                                                                              2000                 2001
                                                                                      ------------------    ------------------
                                                                                          (UNAUDITED)           (UNAUDITED)
BALANCE - BEGINNING OF PERIOD                                                         $         14,592      $          6,980

ADD
Net earnings (loss) for the period                                                               6,460                (1,101)
                                                                                      ------------------    ------------------

BALANCE - END OF PERIOD                                                               $         21,052      $          5,879
                                                                                      ------------------    ------------------
                                                                                      ------------------    ------------------

CONTRIBUTED SURPLUS

                                                                                       NINE MONTHS ENDED     NINE MONTHS ENDED
                                                                                            MAY 31,               MAY 31,
                                                                                             2000                  2001
                                                                                      ------------------    ------------------
                                                                                         (UNAUDITED)            (UNAUDITED)
BALANCE - BEGINNING OF PERIOD                                                         $              -      $              -

ADD
Premium on resale of share capital                                                                   -                 1,457
                                                                                      ------------------    ------------------

BALANCE - END OF PERIOD                                                               $              -      $          1,457
                                                                                      ------------------    ------------------
                                                                                      ------------------    ------------------

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)


                                                   THREE MONTHS          NINE MONTHS       THREE MONTHS         NINE MONTHS
                                                      ENDED                 ENDED              ENDED               ENDED
                                                     MAY 31,               MAY 31,            MAY 31,             MAY 31,
                                                      2000                  2000               2001                2001
                                                ------------------  ------------------- ------------------- -------------------
                                                   (UNAUDITED)          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the period              $          2,748    $          6,460    $         (8,630)   $         (1,101)
Add (deduct) items not affecting cash
      Amortization of discount on short-term
           investments                                         -                   -                (251)               (251)
      Amortization of capital assets                         391                 981               1,033               2,263
      Amortization of intangible assets                       12                  33               4,211               5,873
      Foreign exchange gains on disposal of
           short-term investments                              -                   -                 (34)             (3,222)
      Future income taxes                                     83                 107              (1,531)             (1,870)
      Amortization of goodwill                               129                 171              12,055              18,556
Change in non-cash operating working capital
      items
      Accounts receivable                                 (2,811)             (7,836)              2,028              (5,269)
      Income taxes receivable                                522                 (16)                806               1,082
      Inventories                                         (4,032)             (7,275)             (7,132)            (23,432)
      Prepaid expenses                                       (80)                (33)                280                (325)
      Accounts payable and accrued
           liabilities                                     2,555               4,462              (3,223)              1,148
      Income taxes payable                                     -                   -              (1,150)              2,957
      Deferred revenue                                        68                 143                 (62)                114
      Deferred grants                                         35                 290                 231                 170
                                                ------------------  ------------------- ------------------- -------------------

                                                            (380)             (2,513)             (1,369)             (3,307)
                                                ------------------  ------------------- ------------------- -------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                              1,996               6,548               1,373               2,177
Repayment of mandatorily redeemable
      preferred shares                                         -                   -                   -                (354)
Repayment of long-term debt                                  (48)                (64)                 (7)             (3,311)
Issuance of share capital                                    356                 373                   -                   -
Resale of share capital                                        -                   -                 110               1,490
Redemption of share capital                                    -                   -                  (3)                (33)
Share issue expenses                                        (811)               (811)                  -                 (41)
Dividends paid                                                (1)                (52)                  -                   -
                                                ------------------  ------------------- ------------------- -------------------

                                                           1,492               5,994               1,473                 (72)
                                                ------------------  ------------------- ------------------- -------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                            -                   -            (251,191)           (461,981)
Proceeds from disposal of short-term
      investments                                              -               1,400             286,201             550,220
Additions to capital and intangible assets                (1,096)             (2,683)             (7,469)            (13,207)
Business combinations                                         (3)             (2,111)            (25,150)            (67,499)
                                                ------------------  ------------------- ------------------- -------------------

                                                          (1,099)             (3,394)              2,391               7,533
                                                ------------------  ------------------- ------------------- -------------------

CHANGE IN CASH                                                13                  87               2,495               4,154

EFFECT OF FOREIGN EXCHANGE RATE CHANGES
      ON CASH                                               (477)               (435)                (74)               (528)

CASH - BEGINNING OF PERIOD                                   539                 423               1,934                 729
                                                ------------------  ------------------- ------------------- -------------------

CASH - END OF PERIOD                            $             75    $             75    $          4,355    $          4,355
                                                ------------------  ------------------- ------------------- -------------------
                                                ------------------  ------------------- ------------------- -------------------

SUPPLEMENTARY INFORMATION
Interest paid                                   $            298    $            342    $            119    $            276
Interest received                               $              -    $              -    $          1,435    $          6,158
Income taxes paid (recovered)                   $           (221)   $          2,877    $          3,820    $          5,930

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

1     INTERIM FINANCIAL INFORMATION

      The financial information as at May 31, 2001 and for the periods ended May 31, 2000 and 2001 is unaudited; however, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

      These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.

2     NEW ACCOUNTING STANDARDS

      On September 1, 2000, the company retroactively adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) regarding accounting for employee future benefits (CICA 3461, Employee future benefits). The adoption of this new standard did not result in any changes to prior year earnings, shareholders' equity or cash flows.

      During the period, the company retroactively adopted the recently revised recommendations of the CICA regarding earnings per share (CICA 3500, Earnings per share). The principles for calculating basic earnings per share are consistent with previous practice, however, diluted earnings per share are now calculated using the treasury stock method which differs from the imputed interest method previously used. The adoption of these revised recommendations did not result in any material change to previously reported basic and diluted earnings per share.

      In 2000, a new accounting standard for the preparation of interim financial statements (CICA 1751, Interim Financial Statements) was issued which sets out minimum presentation and disclosure requirements as well as guidance on recognition and measurement of items for interim periods. The recognition and measurement guidance requires that items be recognized and measured on the same basis as used for annual financial statements. The new standard is effective for fiscal years beginning on or after January 1, 2001. The company believes that these interim consolidated financial statements comply in all material respects with the recommendations in the new standard.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

3     BUSINESS COMBINATIONS

      BURLEIGH INSTRUMENTS, INC.

      On December 20, 2000, the company acquired a 100% interest in Burleigh Instruments, Inc. ("Burleigh"), a U.S. company which manufactures precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at US$189,270,000 including acquisition-related costs of US$2,461,000.

      The consideration paid consisted of US$42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares for an amount of US$146,809,000. The foreign subsidiary is considered as a self-sustaining foreign operation. As a result, the subsidiary's accounts are remeasured into the functional currency using the current rate method.

      EFOS INC.

      On March 15, 2001, the company acquired a 100% interest in EFOS Inc. ("EFOS"), a Canadian company specializing in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market. This acquisition was settled for a total consideration valued at US$110,146,000 including acquisition-related costs of US$194,000. The consideration paid consisted of US$25,194,000 in cash and the issuance of 3,700,000 subordinate voting shares for an amount of US$84,952,000.

      These acquisitions have been accounted for using the purchase method and consequently, the net earnings of Burleigh and EFOS have been included in the consolidated statements of earnings of the company from the date of acquisition of these subsidiaries, being December 20, 2000 for Burleigh and March 15, 2001 for EFOS.

      The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the acquisition dates as follows:

                                                                                           BURLEIGH                 EFOS
                                                                                      -------------------   -------------------
                                                                                          (UNAUDITED)            (UNAUDITED)
           Assets acquired
                Current assets                                                        $          7,092      $          9,195
                Capital assets                                                                   4,457                 1,054
                In process research and development                                              1,800                   972
                Core technology                                                                 24,000                25,324
                Work force                                                                       1,250                   907
                Trademark                                                                            -                   421
           Liabilities assumed                                                                  (9,068)               (7,169)
           Future income taxes                                                                  (8,927)                 (983)
                                                                                      -------------------   -------------------
           Net identifiable assets acquired (forward)                                 $         20,604      $         29,721

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

                                                                                           BURLEIGH                 EFOS
                                                                                      -------------------   -------------------
                                                                                          (UNAUDITED)            (UNAUDITED)
                               (brought forward)                                      $         20,604      $         29,721
           Goodwill                                                                            168,666                80,425
                                                                                      -------------------   -------------------
           Purchase price                                                                      189,270               110,146
           Less: Subordinate voting shares issued                                              146,809                84,952
                                                                                      -------------------   -------------------
           Cash paid                                                                  $         42,461      $         25,194
                                                                                      -------------------   -------------------
                                                                                      -------------------   -------------------

      The fair value allocated to intangible assets acquired from Burleigh and EFOS was based upon independent valuations performed in conjunction with these acquisitions.

      The existing technology that has reached technological feasibility was classified as core technology.

      Acquired in process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use.

      The fair value of subordinate voting shares issued as part of these business combinations was determined based on the market price of the shares over a reasonable period of time before and after the dates of acquisition of the subsidiaries.

      Acquired goodwill is amortized on a straight-line basis over a five-year period from the acquisition date.

4     INVENTORIES

                                                                                           AS AT                 AS AT
                                                                                         AUGUST 31,              MAY 31,
                                                                                           2000                    2001
                                                                                    -------------------   --------------------
                                                                                                               (UNAUDITED)

      Raw materials                                                                 $         12,057      $          31,969
      Work in progress                                                                         2,910                  5,721
      Finished goods                                                                           3,901                  9,809
                                                                                    -------------------   --------------------
                                                                                    $         18,868      $          47,499
                                                                                    -------------------   --------------------
                                                                                    -------------------   --------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

5     INTANGIBLE ASSETS AND GOODWILL

      The net book value of intangible assets and goodwill is as follows:

                                                                                                                    AS AT
                                                                                                                 AUGUST 31,
                                                                          AS AT MAY 31, 2001                        2000
                                                            -------------------------------------------------- ----------------
                                            AMORTIZATION                       ACCUMULATED
                                                  PERIOD             COST     AMORTIZATION              NET              NET
                                     ---------------------- ---------------- ---------------- ---------------- ----------------
                                                               (UNAUDITED)      (UNAUDITED)      (UNAUDITED)
           In process research
             and development         Five and eight months  $         2,770  $         1,584  $         1,186  $             -
           Core technology                      Five years           49,516            3,459           46,057                -
           Workforce                              One year            2,156              739            1,417                -
           Other assets                 Two and four years              668              228              440               68
                                                            ---------------- ---------------- ---------------- ----------------
                                                            $        55,110  $         6,010  $        49,100  $            68
                                                            ---------------- ---------------- ---------------- ----------------
                                                            ---------------- ---------------- ---------------- ----------------

           Goodwill                             Five years  $       251,402  $        18,765  $       232,637  $         2,252
                                                            ---------------- ---------------- ---------------- ----------------
                                                            ---------------- ---------------- ---------------- ----------------

      Intangible assets and goodwill are amortized on a straight-line basis over their estimated useful lives.

6     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                          AS AT                   AS AT
                                                                                        AUGUST 31,                MAY 31,
                                                                                           2000                    2001
                                                                                    ------------------     --------------------
                                                                                                               (UNAUDITED)
      Trade                                                                         $          6,473       $          11,028
      Salaries and social benefits                                                             1,698                   4,848
      Outstanding cheques in excess of bank balances                                             374                     124
      Commissions                                                                                966                   1,085
      Other                                                                                      842                   2,429
                                                                                    ------------------     --------------------
                                                                                    $         10,353       $          19,514
                                                                                    ------------------     --------------------
                                                                                    ------------------     --------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

7     RESTRICTED STOCK AWARD PLAN

      On December 20, 2000, the company established a restricted stock award plan for employees of Burleigh. A total of 360,000 stock awards entitle employees to receive an equal aggregate of subordinate voting shares at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The plan will expire on December 20, 2004. No compensation cost has been recognized for this stock-based compensation plan and no adjustment to the share capital will be required upon issuance of shares following the exercise of those stock awards since the purchase price is nil.

8     NET RESEARCH AND DEVELOPMENT EXPENSES


                                             THREE MONTHS ENDED    NINE MONTHS ENDED    THREE MONTHS ENDED   NINE MONTHS ENDED
                                                   MAY 31,              MAY 31,               MAY 31,             MAY 31,
                                                    2000                 2000                  2001                2001
                                             -------------------  -------------------  -------------------  -------------------
                                                 (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
      Gross research and development
           expenses                          $          2,244     $          6,940     $          5,783     $         13,139
      Research and development tax credits               (820)              (2,036)                (959)              (2,526)
      Government grants                                  (159)                (418)                (364)                (866)
                                             -------------------  -------------------  -------------------  -------------------

                                             $          1,265     $          4,486     $          4,460     $          9,747
                                             -------------------  -------------------  -------------------  -------------------
                                             -------------------  -------------------  -------------------  -------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

9     ADJUSTED NET EARNINGS

      Adjusted net earnings exclude the after-tax effect of the amortization of intangible assets and the amortization of goodwill.

      The following table summarizes the adjusted net earnings, the basic and diluted adjusted net earnings per share and the basic and diluted weighted average number of shares outstanding:

                                             THREE MONTHS ENDED    NINE MONTHS ENDED   THREE MONTHS ENDED    NINE MONTHS ENDED
                                                   MAY 31,               MAY 31,             MAY 31,               MAY 31,
                                                    2000                  2000                2001                  2001
                                             -------------------  -------------------  -------------------  -------------------
                                                 (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
           Adjusted net earnings             $          2,885     $          6,653     $          6,204     $         21,331
           Basic and diluted adjusted net
                earnings per share           $           0.07     $           0.17     $           0.11     $           0.41
           Basic weighted average number
                of shares outstanding
                (000's)                                38,707               38,514               56,383               51,689
           Diluted weighted average
                number of shares
                outstanding (000's)                    38,752               38,518               56,860               52,023

10    DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

      These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 20 to the company's most recent annual consolidated financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

      ACCOUNTING FOR STOCK-BASED COMPENSATION PLAN

      Under U.S. GAAP, compensation costs related to the restricted stock award plan are measured as the difference between the fair value of the underlying stock and the purchase price which is nil. Compensation costs are amortized to expense over the estimated vesting period of four years, being the acquisition period. As at May 31, 2001, the balance of deferred stock-based compensation costs related to this plan amounted to US$6,500,000.

      Under Canadian GAAP, no compensation cost has been recognized for this stock-based compensation plan.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

      BUSINESS COMBINATIONS

      Under U.S. GAAP, the value of shares issued upon a business combination should be determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

      Consequently, the measurement dates of the acquisitions of Burleigh and EFOS occurred on December 14, 2000 and March 6, 2001, respectively, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was US$31.09 and US$25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to US$244,198,000 (US$189,270,000 under Canadian GAAP) for Burleigh and US$120,802,000 (US$110,146,000 under Canadian GAAP) for EFOS, thus increasing share capital and goodwill under U.S. GAAP.

      Furthermore, under U.S. GAAP, the forward exchange contracts used by EFOS have not qualified for hedging accounting treatment during the period ended March 14, 2001 and accordingly changes in the fair value of the derivatives have been charged to earnings for that period. Under Canadian GAAP, those forward exchange contracts have been designated as hedges of anticipated sales and the unrealized gain is not reflected in the financial statements until the sale occurs.

      Moreover, under U.S. GAAP, in process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process.

      Under Canadian GAAP, in process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process.

      Finally, under U.S. GAAP, pro forma information must be disclosed as though the business combinations have occurred at the beginning of the reported periods.

      EXCHANGE GAINS AND LOSSES ON SHORT-TERM INVESTMENTS

      Under Canadian GAAP, unrealized exchange gains and losses on short-term investments are included in net earnings, whereas under U.S. GAAP, unrealized exchange gains and losses on short-term investments classified as available-for-sale securities are included in accumulated other comprehensive income until the investments are realized.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

      FORWARD EXCHANGE CONTRACTS

      On September 1, 2000, the company adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities and its amendments (SFAS 138), which requires all derivatives to be carried on the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the periods ended May 31, 2001, accordingly changes in the fair value of the derivatives have been charged to earnings during the periods. Under Canadian GAAP, certain forward exchange contracts have been designated as hedges of anticipated sales and the related accounts receivable and unrealized gains and losses are not reflected in the financial statements until the sale occurs. For all other forward exchange contracts, the unrealized gains and losses are charged to earnings under Canadian GAAP with an offsetting asset or liability for the unrealized amount. Under Canadian GAAP, the unrealized gains and losses are computed using the period-end spot rate as opposed to the period-end forward rate.

      SHARE CAPITAL

      Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, resulting in any difference between the amount originally credited to share capital and the remaining deferred compensation cost being credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

      RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM WITH U.S. GAAP

                                                   THREE MONTHS         NINE MONTHS         THREE MONTHS        NINE MONTHS
                                                       ENDED               ENDED                ENDED              ENDED
                                                      MAY 31,             MAY 31,              MAY 31,            MAY 31,
                                                       2000                2000                 2001               2001
                                                ------------------  ------------------- ------------------- -------------------
                                                    (UNAUDITED)         (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
      Net earnings (loss) for the period in
           accordance with Canadian GAAP        $          2,748    $          6,460    $         (8,630)   $         (1,101)
      Non-cash stock-based compensation
           costs related to stock option plan                  -                   -                (434)               (608)
      Non-cash stock-based compensation
           costs related to stock purchase
           plan                                             (144)               (437)               (116)               (350)
      Non-cash stock-based compensation
           costs related to restricted stock
           award plan                                          -                   -              (1,306)             (1,645)
      Unrealized gains (losses) on forward
           exchange contracts                                 87                 (71)                  9                 112
      Future income taxes on forward
           exchange contracts                                (33)                 27                 (16)                (50)
      Acquired in process research and
           development                                         -                   -                 128              (1,181)
      Future income taxes on acquired in
           process research and development                    -                   -                (694)               (532)
      Amortization of goodwill                                 -                   -              (3,127)             (5,161)
                                                ------------------  ------------------- ------------------- -------------------

      Net earnings (loss) available to
           common shareholders for the
           period in accordance with U.S.
           GAAP                                            2,658               5,979             (14,186)            (10,516)

      Other comprehensive loss
           Foreign currency translation
                adjustments                                 (838)               (242)             (1,674)             (9,552)
           Reclassification of holding gains
                on available-for-sale
                securities included in net
                earnings (loss), net of
                related future income taxes                    -                 (36)               (419)                (37)
                                                ------------------  ------------------- ------------------- -------------------

      Comprehensive income (loss)               $          1,820    $          5,701    $        (16,279)   $        (20,105)
                                                ------------------  ------------------- ------------------- -------------------
                                                ------------------  ------------------- ------------------- -------------------

      Basic and diluted net earnings (loss)
           per share in accordance with U.S.
           GAAP                                 $           0.07    $           0.16    $          (0.25)   $          (0.20)
                                                ------------------  ------------------- ------------------- -------------------
                                                ------------------  ------------------- ------------------- -------------------


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

      SHARE CAPITAL

                                                                                             AS AT                 AS AT
                                                                                           AUGUST 31,             MAY 31,
                                                                                             2000                  2001
                                                                                      ------------------    -------------------
                                                                                                                (UNAUDITED)
      Share capital in accordance with Canadian GAAP                                  $        198,459      $        430,179
      Stock-based compensation costs related to stock purchase plan
           Current period                                                                        2,692                  (150)
           Cumulative effect of prior periods                                                        -                 2,692
      Shares issued upon business combinations                                                       -                65,584
                                                                                      ------------------    -------------------

      Share capital in accordance with U.S. GAAP                                      $        201,151      $        498,305
                                                                                      ------------------    -------------------
                                                                                      ------------------    -------------------


      DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                             AS AT                 AS AT
                                                                                           AUGUST 31,             MAY 31,
                                                                                             2000                  2001
                                                                                      ------------------    -------------------
                                                                                                                (UNAUDITED)
      Deferred stock-based compensation costs in accordance with Canadian GAAP        $              -      $              -
      Stock-based compensation costs related to stock purchase plan
           Current period                                                                       (2,692)                    -
           Cumulative effect of prior periods                                                        -                (2,144)
      Amortization for the period                                                                  548                   500
                                                                                      ------------------    -------------------

      Deferred stock-based compensation costs in accordance with U.S. GAAP            $         (2,144)     $         (1,644)
                                                                                      ------------------    -------------------
                                                                                      ------------------    -------------------


      OTHER CAPITAL

                                                                                             AS AT                 AS AT
                                                                                           AUGUST 31,             MAY 31,
                                                                                             2000                  2001
                                                                                      ------------------    -------------------
                                                                                                                (UNAUDITED)
      Other capital in accordance with Canadian GAAP                                  $              -      $              -
      Stock-based compensation costs related to stock option plan and restricted stock award plan
           Current period                                                                        1,464                 2,253
           Cumulative effect of prior periods                                                        -                 1,464
                                                                                      ------------------    -------------------

      Other capital in accordance with U.S. GAAP                                      $          1,464      $          3,717
                                                                                      ------------------    -------------------
                                                                                      ------------------    -------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

      RETAINED EARNINGS (DEFICIT)

                                                                                            AS AT                  AS AT
                                                                                          AUGUST 31,              MAY 31,
                                                                                            2000                   2001
                                                                                      ------------------    -------------------
                                                                                                                (UNAUDITED)
      Retained earnings in accordance with Canadian GAAP                              $          6,980      $          5,879
      Stock-based compensation costs
           Current period                                                                       (2,002)               (2,603)
           Cumulative effect of prior periods                                                      (10)               (2,012)
      Unrealized gains on forward exchange contracts, net of related future income taxes of $50,000
           Current period                                                                            -                    62
      Acquired in process research and development including future income taxes of $532
           Current period                                                                            -                (1,713)
      Amortization of goodwill
           Current period                                                                            -                (5,161)
      Change in reporting currency
           Cumulative effect of prior periods                                                    1,016                 1,016
                                                                                      ------------------    -------------------

      Retained earnings (deficit) in accordance with U.S. GAAP                        $          5,984      $         (4,532)
                                                                                      ------------------    -------------------
                                                                                      ------------------    -------------------


      ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                   THREE MONTHS         NINE MONTHS        THREE MONTHS         NINE MONTHS
                                                       ENDED               ENDED               ENDED               ENDED
                                                      MAY 31,             MAY 31,             MAY 31,             MAY 31,
                                                       2000                2000                2001                2001
                                                ------------------  ------------------- ------------------- -------------------
                                                    (UNAUDITED)         (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
      Foreign currency translation
           adjustments
           Balance - Beginning of period        $           (420)   $         (1,016)   $         (7,339)   $            539
           Change during the period                         (838)               (242)             (1,674)             (9,552)
                                                ------------------  ------------------- ------------------- -------------------
           Balance - End of period                        (1,258)             (1,258)             (9,013)             (9,013)
                                                ------------------  ------------------- ------------------- -------------------

      Unrealized holding gains on
           available-for-sale securities,
           net of future income taxes
           Balance - Beginning of period                       -                  36                 419                  37
           Unrealized gains arising during
                the period, net of future
                income taxes                                   -                   -                   -                 419
           Reclassification adjustment for
                amounts included in net
                earnings, net of related
                future income taxes                            -                 (36)               (419)               (456)
                                                ------------------  ------------------- ------------------- -------------------

           Balance - End of period                             -                   -                   -                   -
                                                ------------------  ------------------- ------------------- -------------------

      Accumulated other comprehensive loss      $         (1,258)   $         (1,258)   $         (9,013)   $         (9,013)
                                                ------------------  ------------------- ------------------- -------------------
                                                ------------------  ------------------- ------------------- -------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

      BALANCE SHEETS

      The following table summarizes the material differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                       AS AT AUGUST 31, 2000                     AS AT MAY 31, 2001
                                             ----------------------------------------  ----------------------------------------
                                                 AS REPORTED           U.S. GAAP           AS REPORTED           U.S. GAAP
                                             -------------------  -------------------  -------------------  -------------------
                                                                                           (UNAUDITED)          (UNAUDITED)
      Intangible assets                      $             68     $             68     $         49,100     $         47,919
                                             -------------------  -------------------  -------------------  -------------------
                                             -------------------  -------------------  -------------------  -------------------

      Goodwill                               $          2,252     $          2,252     $        232,637     $        291,772
                                             -------------------  -------------------  -------------------  -------------------
                                             -------------------  -------------------  -------------------  -------------------

      Shareholders' equity
           Share capital                     $        198,459     $        201,151     $        430,179     $        498,305
           Contributed surplus                              -                    -                1,457                1,457
           Cumulative translation
                adjustment                              1,555                    -               (7,997)                   -
           Deferred stock-based
                compensation costs                          -                    -                    -               (1,644)
           Other capital                                    -                1,464                    -                3,717
           Retained earnings (deficit)                  6,980                5,984                5,879               (4,532)
           Accumulated other
                comprehensive income
                (loss)                                      -                  576                    -               (9,013)
                                             -------------------  -------------------  -------------------  -------------------

                                             $        206,994     $        209,175     $        429,518     $        488,290
                                             -------------------  -------------------  -------------------  -------------------
                                             -------------------  -------------------  -------------------  -------------------

      STATEMENTS OF CASH FLOWS

      For the three months and the nine months ended May 31, 2000 and 2001, there are no material differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

      PRO FORMA INFORMATION

      The following unaudited pro forma information regarding the acquisitions of Burleigh and EFOS has been prepared by the company's management based upon the unaudited consolidated financial statements of the company for the nine months ended May 31, 2000 and 2001 and the unaudited financial statements of Burleigh and EFOS.

      This pro forma information includes adjustments related to the amortization of intangible assets and goodwill, the income tax effects of the acquisitions, the stock-based compensation costs related to the restricted stock award plan and the financing costs related to the cash payments made in consideration of the acquisitions. Consequently, such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

      The following unaudited pro forma information for the nine months ended May 31, 2000 has been prepared as if the acquisitions had occurred on September 1, 1999. The unaudited pro forma information for the nine months ended May 31, 2001 has been prepared as if the acquisitions had occurred on September 1, 2000.

                                                                                      NINE MONTHS ENDED      NINE MONTHS ENDED
                                                                                           MAY 31,                MAY 31,
                                                                                            2000                   2001
                                                                                      ------------------    -------------------
                                                                                         (UNAUDITED)            (UNAUDITED)
           Sales                                                                      $         72,199      $         130,334

           Net loss                                                                   $        (55,807)     $         (38,859)

           Basic and diluted net loss per share                                       $          (1.14)     $           (0.68)


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

THIS FOLLOWING DISCUSSION MAY CONTAIN STATEMENTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. THESE STATEMENTS MAY APPEAR IN A NUMBER OF PLACES IN THIS DISCUSSION AND INCLUDE STATEMENTS CONCERNING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS REGARDING FUTURE EVENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, WHICH ARE BEYOND THE CONTROL OF EXFO, INCLUDING RETENTION OF QUALIFIED PERSONNEL, REVENUE SYNERGIES, DEMAND FOR TESTING AND MEASUREMENT INSTRUMENTS AND PRECISION POSITIONING INSTRUMENTS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS, REFLECTED IN THE FORWARD-LOOKING STATEMENTS, ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DISCUSSION. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DISCUSSION, OR TO REFLECT NEW INFORMATION OR THE OCCURRENCE OF UNANTICIPATED EVENTS. READERS ARE REFERRED TO OUR REGISTRATION STATEMENT ON FORM F-1 AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS FOR A DISCUSSION OF THE OTHER FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OTHER IMPORTANT RISK FACTORS CONCERNING US AND OUR OPERATIONS.

The following discussion and analysis should be read in conjunction with our unaudited comparative interim consolidated financial statements and the related notes thereto. All figures are expressed in United States dollars unless otherwise noted. The interim consolidated financial statements have been prepared in accordance with Canadian GAAP, Generally Accepted Accounting Principles ("GAAP"), in Canada, which differ in certain respects from U.S. GAAP, as disclosed in note 10 of our interim consolidated financial statements.

RECENT EVENTS

On March 15, 2001, we completed our previously announced acquisition of EFOS Inc. for 3.7 million subordinate voting shares and US$25.2 million in cash. The total consideration paid was US$110.1 million. EFOS, a privately held company in Toronto, Ont., is widely recognized as a leader in precision light-based, adhesive spot-curing technologies as well as curing process control for the global optical component manufacturing market. EFOS' products deliver precise doses of the appropriate spectral light onto photosensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component manufacturing.

On March 16, 2001, we closed an acquisition in which our affiliate, Burleigh Automation, Inc., purchased substantially all of the assets of Vanguard Technical Solutions, Inc., a wholly owned subsidiary of DT Industries Inc. Vanguard specializes in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the manufacturing floor.

RESULTS OF OPERATIONS

The following tables display the consolidated statements of earnings in dollar amounts and as a percentage of sales to facilitate the discussion that follows.

(in thousands of US dollars)
(unaudited)


                                                    Three months ended               Nine months ended
                                              -------------------------------- ------------------------------
                                                May 31, 2000     May 31, 2001   May 31, 2000    May 31, 2001
                                              ----------------  -------------- --------------  --------------
Sales                                         $        19,411   $      45,781  $      48,522   $     110,593
Cost of sales                                           7,347          17,418         16,956          40,513
                                              ----------------  -------------- --------------  --------------
Gross margin                                           12,064          28,363         31,566          70,080

Operating expenses
    Selling and administrative                          6,549          14,324         16,487          34,159
    Net research and development                        1,265           4,460          4,486           9,747
    Amortization of capital assets                        391           1,033            981           2,263
    Amortization of intangible assets                      12           4,211             33           5,873
                                              ----------------  -------------- --------------  --------------
Total operating expenses                                8,217          24,028         21,987          52,042

Earnings from operations                                3,847           4,335          9,579          18,038
Interest expense (income), net                            170            (963)           145          (5,371)
Foreign exchange loss (gain)                             (505)            152           (389)         (3,018)
                                              ----------------  -------------- --------------  --------------

Earnings before income taxes and
    amortization of goodwill                            4,182           5,146          9,823          26,427
Income taxes                                            1,305           1,721          3,192           8,972
                                              ----------------  -------------- --------------  --------------

Earnings before amortization of goodwill                2,877           3,425          6,631          17,455
Amortization of goodwill                                  129          12,055            171          18,556
                                              ----------------  -------------- --------------  --------------

Net earnings (loss) for the period            $         2,748   $      (8,630) $       6,460   $      (1,101)
                                              ----------------  -------------- --------------  --------------
                                              ----------------  -------------- --------------  --------------

Research and development data
    Gross research and development            $         2,244   $       5,783  $       6,940   $      13,139
    Net research and development              $         1,265   $       4,460  $       4,486   $       9,747


(in percentages)
(unaudited)


                                                    Three months ended               Nine months ended
                                              -------------------------------- ------------------------------
                                                May 31, 2000     May 31, 2001   May 31, 2000    May 31, 2001
                                              ----------------  -------------- --------------  --------------
Sales                                                100.0 %          100.0 %        100.0 %         100.0 %
Cost of sales                                         37.8             38.0           34.9            36.6
                                              ----------------  -------------- --------------  --------------
Gross margin                                          62.2             62.0           65.1            63.4

Operating expenses
    Selling and administrative                        33.7             31.3           34.0            30.9
    Net research and development                       6.5              9.7            9.2             8.8
    Amortization of capital assets                     2.1              2.3            2.0             2.1
    Amortization of intangible assets                  0.1              9.2            0.1             5.3
                                              ----------------  -------------- --------------  --------------
Total operating expenses                              42.4             52.5           45.3            47.1

Earnings from operations                              19.8              9.5           19.8            16.3
Interest expense (income), net                         0.9             (2.1)           0.3            (4.9)
Foreign exchange loss (gain)                          (2.6)             0.3           (0.8)           (2.7)
                                              ----------------  -------------- --------------  --------------

Earnings before income taxes and
    amortization of goodwill                          21.5             11.3           20.3            23.9
Income taxes                                           6.7              3.8            6.6             8.1
                                              ----------------  -------------- --------------  --------------

Earnings before amortization of goodwill              14.8              7.5           13.7            15.8
Amortization of goodwill                               0.6             26.3            0.4            16.8
                                              ----------------  -------------- --------------  --------------

Net earnings (loss) for the period                    14.2 %          (18.8)%         13.3 %          (1.0)%
                                              ----------------  -------------- --------------  --------------
                                              ----------------  -------------- --------------  --------------

Research and development data
    Gross research and development                    11.6 %           12.6 %         14.3 %          11.9 %
    Net research and development                       6.5 %            9.7 %          9.2 %           8.8 %

SALES

For the third quarter ended May 31, 2001, sales increased 136% to $45.8 million from $19.4 million for the same quarter last year. Sales growth is due to the increased demand for our Industrial and Scientific products and our Portable and Monitoring products as well as the impact of the Burleigh Instruments and EFOS acquisitions in 2001. During this quarter, our three largest customers accounted for approximately 11.8% of sales with no single customer exceeding 4.6% of sales.

For the nine months ended May 31, 2001, sales increased 128% to $110.6 million from $48.5 million for the same period last year. Sales growth is due to the increased demand for our Industrial and Scientific products and our Portable and Monitoring products, which include the market penetration of several products launched in fiscal 2000, as well as the impact of the Burleigh Instruments and EFOS acquisitions. During these nine months, our three largest customers accounted for approximately 13.1% of sales with no single customer exceeding 5.7% of sales.

GROSS MARGIN

For the third quarter ended May 31, 2001, gross margin amounted to 62.0% of sales compared to 62.2% of sales for the same quarter last year. The acquisition of EFOS, which has a lower gross margin, and the costs related to ramping up manufacturing capacity prevented us from increasing our gross margin.

For the nine months ended May 31, 2001, gross margin amounted to 63.4% of sales compared to 65.1% of sales for the same period in fiscal 2000. The decrease in gross margin reflects a significant ramp-up in production facilities and the hiring and training of additional manufacturing employees.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses for the third quarter ended May 31, 2001 were $14.3 million, or 31.3% of sales, compared to $6.5 million, or 33.7% of sales, for the same quarter in fiscal 2000.

For the nine months ended May 31, 2001, selling and administrative expenses were $34.2 million, or 30.9% of sales, compared to $16.5 million, or 34.0% of sales, for the same period in fiscal 2000.

The dollar increase for the quarter and nine months ended May 31, 2001 is directly related to higher commissions resulting from increased sales activity, increased promotional and product marketing expenses, expenses related to running a public company, and the impact of the Burleigh Instruments and EFOS acquisitions. The percentage decrease is mainly due to a better absorption of these expenses since sales are increasing at a faster rate than selling and administrative expenses.

RESEARCH AND DEVELOPMENT

Gross research and development expenses were $5.8 million, or 12.6% of sales, for the third quarter ended May 31, 2001 compared to $2.2 million, or 11.6% of sales, for the same quarter in fiscal 2000. The increase in research and development (R&D) dollars reflects our commitment to innovation by hiring additional R&D personnel as well as the acquisitions of Burleigh Instruments and EFOS. The increase, as a percentage of sales, is mainly due to the fact R&D expenses are increasing at a faster rate than sales, taking into account the acquisitions of Burleigh Instruments and EFOS.

Tax credits and grants from federal, provincial and state governments for R&D activities were $1.3 million for the third quarter of fiscal 2001 compared to $1.0 million for the same quarter in 2000. This increase in tax credits and grants is directly related to the increase of gross research and development expenses. Tax credits and grants, as a percentage of gross R&D expenses, decreased for the quarter ended May 31, 2001 mainly because lower tax credit rates and grants are applicable to our R&D expenses.

Gross research and development expenses were $13.1 million, or 11.9% of sales, for the nine months ended May 31, 2001 compared to $6.9 million, or 14.3% of sales, for the same period last year. The dollar increase for the quarter is primarily due to Burleigh Instruments and EFOS' R&D expenses and to development efforts centered on our new products in the Industrial and Scientific Division. Furthermore, we added 198 employees to our R&D departments since May 31, 2000, which reflects our continued focus on research and development.

Tax credits and grants from federal, provincial and state governments for R&D activities were $3.4 million for the nine months ended May 31, 2001 compared to $2.5 million for the same period in fiscal 2000. This increase in tax credits and grants is directly related to the hiring of additional R&D personnel and the impact of the Burleigh Instruments and EFOS acquisitions. Tax credits and grants, as a percentage of gross R&D expenses, decreased for the nine months ended May 31, 2001 mainly due to lower tax credit rates and grants applicable to our R&D expenses.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the acquisitions of Burleigh Instruments and EFOS, EXFO recorded a total of $54.7 million in intangible assets, which is amortized over periods varying from five months to five years.

Considering the acquisitions of Burleigh Instruments and EFOS closed respectively December 20, 2000 and March 15, 2001, the third quarter ended May 31, 2001 includes amortization of intangible assets of $4.2 million compared to nil for the same quarter in fiscal 2000, while the nine months ended May 31, 2001 include amortization of intangible assets of $5.9 million compared to nil for the same period in 2000.

INTEREST EXPENSE (INCOME), NET

Interest income amounted to $1.0 million for the third quarter ended May 31, 2001 compared to an interest expense of $0.2 million for the same quarter in 2000.

Interest income amounted to $5.4 million for the nine months ended May 31, 2001 compared to an interest expense of $0.1 million for the same period in 2000.

These increases result from interest income derived from short-term investments of the remaining net proceeds of our Initial Public Offering on June 29, 2000.

FOREIGN EXCHANGE GAIN

The foreign exchange gain of $3.0 million for the nine months ended May 31, 2001 is mainly due to the disposal of short-term investments denominated in U.S. dollars.

INCOME TAXES

Our effective income tax rates were 33.4% and 31.2% for the quarters ended May 31, 2001 and May 31, 2000, respectively.

Our effective income tax rates were 34.0% and 32.5% for the nine months ended May 31, 2001 and May 31, 2000, respectively.

The higher income tax rates in 2001 compared to 2000 were the result of the higher effective income tax rate on interest income provided by short-term investments and higher effective income tax rates for Burleigh Instruments and EFOS.

AMORTIZATION OF GOODWILL

In conjunction with the acquisitions of Burleigh Instruments and EFOS, EXFO recorded a total of $249.1 million in goodwill, which is amortized over five years.

Considering the acquisitions of Burleigh Instruments and EFOS closed respectively on December 20, 2000 and March 15, 2001, the third quarter ended May 31, 2001 includes amortization of goodwill of $12.1 million compared to nil for the same quarter in fiscal 2000, while the nine months ended May 31, 2001 include amortization of goodwill of $18.6 million compared to nil for the same period in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our Initial Public Offering, we had financed operations and met our capital expenditure requirements mainly through cash flows from our operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares at a price of US$26.00 per share in the United States and at C$38.55 per share in Canada. Total proceeds to EXFO, including the over-allotment option exercised by the underwriters, were approximately US$209 million.

Cash flows used in operating activities were $1.4 million for the third quarter ended May 31, 2001 compared to $0.4 million for the same quarter last year. Cash flows used in operating activities for the third quarter ended May 31, 2001 were mainly due to an increase in inventories of $7.1 million, which is required to ensure minimal manufacturing and delivery lead times, and a decrease in accounts payable and liabilities of $3.2 million, which is due to the timing of payments. A decrease in accounts receivable of $2.0 million, which is related to the efforts of collecting outstanding bills and to the timing of sales during the quarter, provided cash flows for operating activities.

Cash flows used in operating activities were $3.3 million for the nine months ended May 31, 2001 compared to $2.5 million for the same period last year. Cash flows used in operating activities for the nine months ended May 31, 2001 were mainly due to an increase in accounts receivable of $5.3 million, which is related to a higher volume of sales, and an increase in inventories of $23.4 million, which is required to ensure minimal manufacturing and delivery lead times. Cash flows provided in operating activities were due to the increase in accounts payable and accrued liabilities totaling $1.1 million and in net income taxes payable totaling $4.0 million, which are primarily related to EXFO's growth.

As at May 31, 2001, we had $4.4 million in cash, short-term investments of $71.3 million and working capital of $132.0 million.

Cash flows provided by financing activities for the third quarters ended May 31, 2001 and May 31, 2000 were equivalent at $1.5 million. Cash flows provided by financing activities in the third quarter ended May 31, 2001 were primarily due to the use of $1.4 million in bank advances to fund working capital. For the third quarter ended May 31, 2000, cash flows provided by financing activities were mainly due to the use of $2.0 million in bank advances and the issuance of $0.4 million in share capital. Cash flows totaling $0.8 million were used for share issue expenses.

Cash flows used in financing activities amounted to $0.1 million for the nine months ended May 31, 2001 compared cash flows provided by financing activities of $6.0 million for the same period last year. Cash flows used in financing activities were mainly due to the repayment of long-term debt and mandatorily redeemable preferred shares for a total amount of $3.7 million. Cash flows provided by financing activities for the nine months ended May 31, 2001 were primarily due to net proceeds of $1.5 million from the redemption and the resale of restricted employee shares and the use of bank advances totaling $2.2 million. For the nine months ended May 31, 2000, cash flows provided by financing activities were mainly due to the use of bank advances of $6.5 million and the issuance of $0.4 million in share capital. Cash flows totaling $0.8 million were used for share issue expenses.

Cash flows provided by investing activities for the third quarter ended May 31, 2001 amounted to $2.4 million compared to cash flows used of $1.1 million for the same quarter last year. During the quarter ended May 31 2001, cash flows were used for the acquisition of EFOS in the amount of $25.2 million and for the acquisition of capital and intangible assets in the amount of $7.5 million. Cash flows were provided by the selling of short-term investments for a net amount of $35.0 million.

Cash flows provided by investing activities for the nine months ended May 31, 2001 amounted to $7.5 million compared to cash flows used of $3.4 million for the same period last year. During the nine months ended May 31, 2001, cash flows were used for the acquisitions of Burleigh Instruments and EFOS in the amount of $42.3 million and $25.2 million, respectively, as well as for the acquisition of capital and intangible assets in the amount of $13.2 million. Cash flows were provided by the selling of short-term investments for a net amount of $88.2 million.

We believe that our existing cash balances and short-term investments, together with cash flows from operations and available lines of credit, will be sufficient to meet our liquidity and capital spending requirements through the end of fiscal 2001. However, possible investments in, or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              EXFO ELECTRO-OPTICAL ENGINEERING INC.

                              By: /s/ Germain Lamonde
                                  --------------------------------------------
                                  Name: Germain Lamonde
                                  Title: President and Chief Executive Officer

Date:  June 28, 2001